
xstrata


07026901

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


SEP 19 2007
160

Friday, September 14, 2007

Xstrata file number 82-34660

SUPPL

Please find attached all company announcement released by Xstrata during the months of April, May and June

Yours sincerely,

Brigitte Mattenberger
Corporate Affairs

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660



Xstrata Copper news release: Xstrata Copper completes option exercise over Tampakan project in the Philippines and appoints new Directors to the Board of Sagittarius Mines, Inc.

Brisbane, 2 April 2007

Xstrata Copper announces that it has completed its option exercise over the majority interest and assumed management control of the Tampakan copper-gold project in the Philippines through its Philippines subsidiary, Sagittarius Mines, Inc. (SMI). This represents a significant increase in the company's involvement in the Tampakan project, including the appointment of several senior Xstrata Copper executives to the SMI Board and Management.

Xstrata Copper exercised its option to acquire 62.5% of the controlling interest in the Tampakan project on 21 December 2006, and assumed management control from ASX-listed company Indophil Resources NL (IRN) on 30 March 2007, following completion of the option agreement.
The Tampakan project will continue to be managed from the Philippines through SMI.

Xstrata Copper has appointed several new directors to the Board of Sagittarius Mines, Inc. effective 30 March 2007. The appointments include Charlie Sartain as Chairman of the Board, Peter Forrestal as SMI President, and Louis Irvine, Neal O'Connor, Florido Casuela and Lucas Nunag as non-executive Directors. The nominees will join existing Board members Tony Robbins, Paul Dominguez, Mario Jalandoni, Gerry Palermo and Rogelio Flores.

"The changes to the Board come as the Tampakan project embarks on a comprehensive feasibility study phase. The new Directors will broaden the expertise and experience on the Board and play an important role in guiding the project at this key stage of its development," said Mr Sartain.

"On behalf of Xstrata Copper and SMI, I would particularly like to thank Paul Dominguez for the important leadership role he has played as SMI President for the past two years, as well as Tony Robbins, Managing Director of Indophil who with his team have made a vital contribution to advance the Project to this point. I would also like to acknowledge the contributions of retiring Board members, John Madden, Paz Somera, Roy Antonio and Alan Buenavista. Under the guidance of the previous Board and Management, SMI has built and maintained close working relationships with the Philippine government and local communities and progressed important evaluation work on the project," he said.

"The mineral resource estimates at the deposit indicate the project has excellent potential to become a new long life asset for Xstrata Copper. Our focus now is on feasibility-related studies, which we aim to complete by the end of 2008, and on progressing sustainable development programs with local communities.

"Xstrata Copper has a strong reputation internationally for community engagement, social responsibility, health and safety management and environmental performance. We will continue to build on the good work SMI has done with the local communities, especially in the areas of education, health, community infrastructure and other sustainable development projects.



"Xstrata Copper is committed to working with all levels of government, the community and its partners in Tampakan as the project progresses into the important feasibility study phase," he said.

New Board Appointments

Charlie Sartain is the Chief Executive of Xstrata Copper and a member of the Executive Committee of Xstrata plc. He has 25 years' international experience in the mining industry, initially in mining engineering and then in various executive positions, focused in the metalliferous industry. He is currently a Director of the International Copper Association, and a Director of the Council on Australian Latin America Relations.

Peter Forrestal is the Executive General Manager Project Development of Xstrata Copper. He has been involved in the mining industry for more than 30 years and brings extensive international experience in mining and exploration, project evaluation, feasibility studies and project development.

Louis Irvine was appointed as Chief Financial Officer of Xstrata Copper in February 2004. He has more than 15 years' international experience in the mining industry, in financial and commercial management, project funding and business development roles.

Neal O'Connor was appointed as General Counsel and Company Secretary of Xstrata Copper in 2003. He has 15 years' experience in international mining transactions and has been admitted as a solicitor in Australia, England and Wales.

Florido Casuela was appointed as the Director of the Philippines National Bank in 2006. He has been involved in the Philippine banking and finance industry for over 30 years and has a long history of senior management and board appointments within the Philippines public and private sectors.

Lucas Nunag has been admitted as a solicitor in the Philippines and has practiced corporate/commercial law for over 30 years. He brings extensive experience in mergers and acquisitions, joint ventures, foreign investments, contracts and immigration.

Ends

Xstrata contacts
Sue Sara
General Manager Corporate Affairs & Social Responsibility Qld/NT, Xstrata
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Emily Russell
Corporate Communications Manager
Xstrata Copper
Telephone +56 2 4782204
Mobile +56 9 8528 1650
Email erussell@xstratacopper.cl

Notes to editors

Xstrata plc
Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable


xstrata

aluminium business, recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 19 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, Philippines, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Copper
Xstrata Copper is headquartered in Brisbane, Australia, with regional offices in Santiago and Antofagasta, Chile; Lima and Arequipa, Peru; Buenos Aires, Argentina; and Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.

Xstrata Copper's mining operations span five countries and comprise mines, mineral processing plants and port facilities in North Queensland, Australia; mining and processing operations and port facilities in Chile, Peru and Argentina in South America; and mining and processing plants in Canada. It also has a recycling business (Noranda Recycling) with commercial offices in Canada, the United States and Asia.

Xstrata Copper is evaluating and managing a world-leading portfolio of copper development projects including Las Bambas in Peru, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea. Xstrata Copper has now completed the option exercise to acquire 62.5 percent and management control of the Tampakan copper-gold project in the southern Mindanao region of the Philippines through its affiliate Sagittarius Mines Inc. (SMI).

Xstrata Copper is the fourth largest global copper producer, with annual managed production of over one million tonnes.

Tampakan Project
The Tampakan project is located on the southern Philippines island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper-gold deposit is located in the Province of South Cotabato, Municipality of Tampakan. Most of the project area covers generally accentuated topography, with the Tampakan deposit located on a NNE trending ridge at an elevation varying from 1,000-1,300 metres above sea level.
The Tampakan deposit represents one of the largest undeveloped copper-gold deposits in the South East Asia-western Pacific Region. The PFS confirmed that resources of two billion tonnes containing 11.6 million tonnes of copper and 14.6 million ounces of gold at a 0.3% copper cut-off grade.



Xstrata Nickel News Release: Inuit communities receive CDN$16.7 million in profit-sharing from Xstrata Nickel's Raglan Mine

Montreal, Quebec, April 4, 2007

Xstrata Nickel is pleased to announce that it has presented a cheque in the amount of Cdn$16.7 million to the Makivik Corporation, representing its share of the profits generated in 2006 by the Raglan nickel mine operation, located in the Nunavik Territory of Northern Quebec.

This yearly profit-sharing is part of the Raglan Agreement, a comprehensive agreement signed on February 28, 1995 with Makivik and local Inuit communities. The agreement is designed to harmonize relations and foster opportunities between Xstrata Nickel and local populations and their representatives in areas such as training, hiring of local businesses and environmental management.

Pita Aatami President of Makivik Corporation, stated: "This year's profit-sharing will be again put to good use in developing economic and training opportunities, which will contribute to the well-being of Inuit communities."

Ian Pearce, Chief Executive Officer of Xstrata Nickel, said "The Raglan Agreement has set solid foundations for developing mining activities in Nunavik, while contributing to the population's quality of life and protection of the environment. Xstrata Nickel is very proud of this agreement, which has been instrumental in building and strengthening relationships with our partners in Nunavik."

Xstrata Nickel's Raglan mining camp was constructed at a cost of Cdn$600 million and began production in 1997. In 2007, capital investments include Cdn$45 million to refurbish existing wharf facilities and Cdn$50 million to expand accommodation facilities. The operation consists of three underground and one open pit nickel mines and a concentrator. Approximately 550 employees and 250 sub-contractors work at Raglan. The mine site is linked by all-weather roads to an airstrip at Donaldson and to ship-loading facilities at Deception Bay. The ore from the mine is crushed, ground and treated at the Raglan mill to produce a nickel-copper concentrate. Milling capacity is 3,000 tonnes per day. Nickel capacity at the concentrator now stands at 26,000 tonnes of nickel-in-concentrate per year.

ends

Xstrata plc
Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller but profitable aluminium business, recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 19 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, Philippines, South Africa, Spain, Tanzania, the USA and the UK.



Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Makivik Corporation
Makivik Corporation is the Inuit owned economic development company created following the signing of the James Bay and Northern Quebec Agreement (JBNQA) in 1975. It has the mandate to represent the 9,800 Inuit of Nunavik at the political level, and to administer the funds of the Agreement accorded to the Inuit ($90-million has been received over a 20 year period). Makivik owns subsidiary companies such as Air Inuit, First Air, Nunavik Arctic Foods, Nunavik Creations, Halutik Fuels, and jointly owns with other Inuit regional corporations Pan Arctic Inuit Logistics (PAIL) and Cruise North Expeditions.

Information:

Lisa Koperqualuk
Communications Officer
Makivik Corporation
Tel: (514) 745-8880
Email: l_koperqualuk@makivik.org

Ian Hamilton
Director Corporate Affairs
Xstrata Nickel
Tel: (416) 982-7161
Email: ihamilton@xstratanickel.ca



Conversion of US$600 Million 3.95% Guaranteed Convertible Bonds Due 2010

Zug, 4 April 2007

Xstrata plc announces that Law Debenture Trustees Limited (the "Trustee") has, on 3 April 2007, elected by notice in writing to convert US$110,000 of the 3.95 per cent. Guaranteed Convertible Bonds due 2010 (the "Bonds") into Preference Shares on 16 April 2007. This represents the aggregate principal amount of Bonds outstanding as at the close of business on 2 April 2007.

The terms and conditions of the Bonds permit the Trustee to elect to convert such Bonds if it is advised that the net proceeds would be likely to exceed by 5 per cent. or more the aggregate amount of principal and interest which would otherwise be payable on 16 April 2007.

The Issuer has today issued a notice to Bondholders informing them of the Trustee's election. This notice, as delivered to Euroclear Bank S.A./N.V., as operator of the Euroclear system and Clearstream Banking, société anonyme for communication by them to the accountholders for whose benefit the Bonds are held, is set out in full below.

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

GUARANTEED CONVERTIBLE BONDS
NOTICE TO HOLDERS

Xstrata Capital Corporation A.V.V.

4 April 2007

XSTRATA CAPITAL CORPORATION A.V.V.

U.S.$600,000,000 3.95 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2010 (THE "BONDS") GUARANTEED BY XSTRATA PLC AND CONVERTIBLE INTO 3.95 PER CENT. EXCHANGEABLE REDEEMABLE PREFERENCE SHARES OF XSTRATA CAPITAL CORPORATION A.V.V. WHICH ARE GUARANTEED BY, AND WILL BE EXCHANGEABLE IMMEDIATELY UPON ISSUANCE FOR, ORDINARY SHARES IN XSTRATA PLC

NOTICE IS HEREBY GIVEN by Xstrata Capital Corporation A.V.V. (the "Issuer") that Law Debenture Trustees Limited (the "Trustee") has, on 3 April 2007, elected by notice in writing to the Issuer in accordance with Condition 7(c) of the Terms and Conditions of the Bonds (the "Conditions") to convert the aggregate principal amount of Bonds due for redemption on 16 April 2007 and in respect of which Conversion Rights have not been exercised ("Unexercised Bonds") into Preference Shares on 16 April 2007 (the "Conversion Date"). No interest shall accrue from (and including) 15 February 2007 (being the Interest Payment Date immediately preceding the Conversion Date) in respect of such Unexercised Bonds.



The aggregate principal amount of Unexercised Bonds as at the close of business on 2 April 2007 (being the last day on which Bondholders could exercise Conversion Rights in respect of such Unexercised Bonds) was U.S.$110,000.

All of the Ordinary Shares issued on such conversion and exchange shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the allotment and sale thereof and the exercise of its election under Condition 7(c)) the net proceeds of sale shall be converted into U.S. dollars in such manner and at such time and at such rates as the Trustee shall consider appropriate and shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Condition 9 and the Trust Deed. The amount of such net proceeds of sale payable to a holder of Unexercised Bonds pursuant to Condition 7(c) shall be treated for all purposes as the full amount due from the Issuer in respect of the Unexercised Bonds.

Defined Terms

All words and terms that are capitalised herein shall have the same meaning as set out in the Terms and Conditions of the Bonds.

Trustee
Law Debenture Trustees Limited
Fifth Floor, 100 Wood Street
London EC2V 7EX
United Kingdom

Principal Paying, Transfer, Conversion and Exchange
Citibank, N.A.
Citibank London
Citigroup Centre
Canary Wharf
London E14 5LB
United Kingdom

Agent Registrar and Paying, Transfer, Conversion and Exchange Agent
Citibank, AG & Co. KgaA
Reuterweg
60323
Frankfurt am Main
Germany

End





NEWS RELEASE

XSTRATA OFFER DOCUMENTS AND LIONORE DIRECTORS' CIRCULAR DELIVERED IN RESPECT OF XSTRATA'S C$18.50 PER SHARE CASH OFFER FOR LIONORE

Toronto and Zug, 9 April 2007

Xstrata plc ("Xstrata") and LionOre Mining International Ltd. ("LionOre") announce that Xstrata's formal offer documents in respect of the offer to acquire the outstanding common shares of LionOre at a price of C$18.50 in cash per share have been filed with the Canadian securities regulators. LionOre has also filed its directors' circular recommending LionOre shareholders accept the offer. Both documents were mailed to LionOre's registered shareholders on 5 April 2007.

On 26 March 2007, Xstrata and LionOre announced Xstrata's intention to make a friendly take-over bid for LionOre, valuing the total common share capital of LionOre at approximately C$4.6 billion (approximately US$4 billion).

The offer is open for acceptance until 8:00 pm (Toronto time) on Friday 25 May 2007, unless extended or withdrawn.

Full particulars of the offer are set out in the offer and offering circular filed by Xstrata and the directors' circular filed by LionOre. These documents are available on the Canadian Securities Administrators' website at www.sedar.com under LionOre's company profile, on the Xstrata website at www.xstrata.com and on the LionOre website at www.lionore.com.

Ends

LionOre shareholders with questions should contact:
Kingsdale Shareholder Services Inc.

North American Toll Free: 1-866-879-7650
Outside North America, Banks and Brokers Call Collect: +1 (416) 867-2272
Email: contactus@kingsdaleshareholder.com

Xstrata contacts

Ian Hamilton
Telephone +1 416 982 7161
Mobile +1 416 902 0986
Email ihamilton@xstratanickel.ca

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

www.xstrata.com

LionOre contacts

Alex Buck
Telephone +44 7932 740 452
Email alex@buckbias.com

Freda Colbourne
Telephone +1 416 979 1120 x. 262
Mobile +1 416 560 7794
Email Freda.colbourne@edelman.com

www.lionore.com

Legal Notice

The offer referred to above (the "Offer") is being made by Xstrata Canada Acquisition Corp. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata.

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular document mailed to LionOre shareholders and filed with Canadian provincial securities regulators by Xstrata and the Offeror. LionOre shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions,

Each of Macquarie Bank Limited, TD Securities Inc. and TD Securities (USA) LLC is acting exclusively for Xstrata and the Offeror and no one else in connection with the Offer and will not be responsible to anyone other than Xstrata and the Offeror for providing the protections afforded to its clients or for providing advice in relation to the Offer and/or any other matter referred to in this announcement.

Neither the content of Xstrata's website, LionOre's website or any other website nor the content of any website accessible from hyperlinks on Xstrata's website, LionOre's website or any other website is incorporated into, or forms part of, this announcement.

Forward-Looking Statements

This document contains statements which are, or may be deemed to be, "forward looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate LionOre's operations and programs with those of Xstrata, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of LionOre, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



xstrata
coal

Media Release 10 April 2007

XSTRATA COAL ANNOUNCES A$391 MILLION RECOMMENDED OFFER FOR GLOUCESTER COAL

Highlights:

- Cash offer of A$4.75 per share
- Premium of 33% to the one month volume weighted average price of Gloucester Coal shares
- Unanimously recommended by the Gloucester Coal Board of Directors
- Unique synergy potential with Xstrata Coal's existing NSW coal operations, enabling Gloucester Coal shareholders to receive an attractive cash premium in a strong pricing environment
- Increases Xstrata's exposure to thermal and metallurgical coal and provides access to the Gloucester Basin, 100km east of the Hunter Valley
- Consolidates Xstrata's position as the world's largest export thermal coal producer and a significant producer of coking coal

Xstrata Coal ("Xstrata") announces that it has entered into a Merger Implementation Agreement (the "MIA") with Gloucester Coal Ltd ("Gloucester Coal") for the proposed acquisition of all of the shares in Gloucester Coal by Xstrata via a Scheme of Arrangement (the "Scheme"). Under Xstrata's proposal, Gloucester Coal shareholders will receive A$4.75 cash per share (the "Offer"), valuing Gloucester Coal's fully diluted equity at A$391 million.

The Gloucester Coal Board of Directors has advised Xstrata that it has formed the view that the Offer is in the interests of the Gloucester Coal shareholders and unanimously recommends that, in the absence of a superior proposal, all Gloucester Coal shareholders vote in favour of the Scheme. Furthermore, the Directors of Gloucester Coal have also advised that, in the absence of a superior proposal, they intend to vote all shares held or controlled by them at the time of the Scheme meeting in favour of the Scheme.

The Xstrata Offer represents a significant cash premium of:

- 33% to the one month volume weighted average price of A$3.59;
- 27% to the closing price of A$3.73 on 3 April 2007, being the last full day of trading before this announcement; and
- 11% to the all time trading high price of A$4.27.

Xstrata Coal Pty Limited ABN 18 082 271 930

PO Box R1543 Royal Exchange Sydney NSW 1225 Australia
Level 38 Gateway 1 Macquarie Place Sydney NSW 2000 Australia

Tel +61 2 9253 6732 Fax +61 2 9241 6898 www.xstrata.com


xstrata
coal

Peter Coates, Xstrata Coal Chief Executive, said, "The Gloucester Coal management team and employees have done an excellent job in establishing sustainable coal mining operations in the Gloucester Basin. We look forward to working with the Gloucester Coal team, customers and other stakeholders to continue this work and to develop the full potential of these operations.

"Gloucester Coal's operations further extend the life of Xstrata's New South Wales mines, with good potential to add to the resource and reserve base through near-mine exploration and further resource conversion. Our ability to blend thermal coal production from Xstrata's existing Hunter Valley mines with Gloucester Coal's thermal coal product, together with the addition of a high-fluidity coking coal to our portfolio, diversifies our coal product offering further and presents significant synergy potential. These unique benefits enable us to make an attractive cash offer to Gloucester Coal shareholders."

Andy Hogendijk, Chairman of Gloucester Coal, said "The Board of Gloucester Coal welcomes Xstrata's offer. Xstrata's offer, during a time of sustained robust coal prices, confirms the value that Gloucester Coal has created in recent years by developing a leading Australian coal business. The Gloucester Coal share price has performed strongly since the refloat of the business via a book build at 69 cents on 5 April 2004, almost three years ago to the day. The Board believes the offer recognises the potential future growth of coal mining operations in the Gloucester Basin and in the Board's opinion represents an excellent outcome for the Gloucester Coal shareholders.

"If the Scheme is approved by shareholders, the Board and management of Gloucester Coal will work closely with the company's customers, community and employees to ensure a smooth transition to ownership by Xstrata.

"The Board believes that Xstrata Coal's proven track record of investment in Australian coal operations to optimise resource potential and mine life, together with an excellent history of community involvement, health, safety and environmental management, will benefit our stakeholders."

The transaction, by way of a Scheme of Arrangement, is subject to regulatory, Court and Gloucester Coal shareholder approvals, together with other conditions. An explanatory memorandum setting out the terms and rationale for the transaction, an independent expert's opinion and the reasons for the directors' recommendation will be circulated to all Gloucester Coal shareholders in early June 2007. A general meeting of Gloucester Coal shareholders to approve the Scheme is expected to be held in early July 2007 with transaction completion anticipated in mid July 2007.

The MIA between Gloucester Coal and Xstrata contains non-solicit provisions on the part of Gloucester Coal, subject to customary "fiduciary out" provisions. Gloucester Coal has agreed to pay Xstrata a break fee of 1% of the value of the Offer in certain circumstances, as set out in Annexure A.

Xstrata Coal Pty Limited ABN 18 082 271 930

PO Box R1543 Royal Exchange Sydney NSW 1225 Australia
Level 38 Gateway 1 Macquarie Place Sydney NSW 2000 Australia

Tel +61 2 9253 6732 Fax +61 2 9241 6898 www.xstrata.com


xstrata
coal

Key Terms

Price:	A$4.75 per share in cash	
Indicative Dates:	Gloucester Coal First Court Hearing (convene Scheme meetings)	early June 2007
	Mail out of Explanatory Memorandum	early June 2007
	Gloucester Coal Scheme Meeting	early July 2007
	Second Court Hearing (approval of Scheme)	early July 2007
	Expected Date of Completion	mid-July 2007

Ends

Xstrata contacts

James Rickards		Claire Divver	
Telephone	+61 2 9253 6789	Telephone	+44 20 7968 2871
Mobile	+61 419 731 371	Mobile	+44 7785 964 340
Email	jrickards@xstratacoal.com	Email	cdivver@xstrata.com

www.xstrata.com

Notes to editors

Xstrata Coal is the world's largest producer of export thermal coal and a significant producer of coking coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in 32 operating coal mines in New South Wales, Queensland, South Africa and Colombia. Xstrata Coal is part of Xstrata plc, a major global diversified mining company, listed on the London and Swiss stock exchanges with a market capitalisation of approximately US$50 billion.

Xstrata plc maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a smaller aluminium business, recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders.

The Group's operations and projects span 19 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, Jamaica, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata is headquartered in Zug, Switzerland, and employs over 43,000 people including contractors.

Gloucester Coal Ltd is a coal mining company, listed on the Australian Securities Exchange. Gloucester Coal has two mining operations, Stratford and Duralie, both located in the New South Wales Gloucester geological basin. The company also holds coal exploration licenses A311 and A315 which cover a large proportion of the basin and include a number of known coal deposits. In the year ended 30 June 2006 Gloucester Coal produced 1.9mt of saleable thermal and coking coal and reported a net profit of A$40.4 million.

Gloucester Coal is focused on the production of both coking and thermal coal products. These products are produced through the efficient blending of coal from its Stratford, Duralie and satellite operations. All product coal is transported by rail to Newcastle for export, or to New South Wales power stations.


xstrata
coal

ANNEXURE A
SUMMARY OF MERGER IMPLEMENTATION AGREEMENT TERMS

Gloucester Coal and Xstrata have entered into a Merger Implementation Agreement (the "MIA" or the "Agreement") in relation to a proposed scheme of arrangement for Xstrata to acquire all the shares in Gloucester Coal (the "Scheme"). Xstrata is proposing to acquire Gloucester Coal through a subsidiary, Helios Australia Pty Limited ("Helios"). If the Scheme is approved by Gloucester Coal's shareholders, Xstrata will pay A$4.75 cash for each share in Gloucester Coal.

The MIA outlines the obligations of Gloucester Coal and Xstrata in respect of the Scheme and a copy of the MIA will be included in the Scheme Booklet that will be mailed to Gloucester Coal shareholders prior to the Scheme meeting. The key terms of the MIA are set out below.

Conditions Precedent to Scheme	▪ Approvals from all relevant Australian regulatory bodies such as FIRB, ASIC, ACCC and ASX ▪ Gloucester Coal shareholders' approval of the Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act ▪ Court approval of the Scheme in accordance with section 411(4)(b) of the Corporations Act ▪ The issue of an Independent Expert report which concludes that the Scheme is in the best interest of Gloucester Coal shareholders ▪ No 'Gloucester Coal Prescribed Event' has occurred as defined in the Agreement ▪ No 'Gloucester Coal Material Adverse Change' has occurred as defined in the Agreement. Material Adverse Change is defined by reference to an impact on consolidated net assets Gloucester of at least A$10 million or an impact on annual net profit after tax of at least A$3 million, subject to certain exclusions ▪ The parties representations and warranties under the Agreement remaining true and correct in all material respects, subject to materiality thresholds ▪ No person (other than Helios or its Associates) acquires a Relevant Interest in, or becoming the holder of 26% or more of Gloucester Coal shares ▪ All outstanding Gloucester Coal options are exercised, cancelled or acquired by Helios on or before the First Court Date ▪ Completion by 17 April 2007 of a due diligence investigation of the Gloucester Group by Helios in accordance with the terms of the Agreement, and such due diligence investigation not disclosing one or more changes, events, occurrences or matters which have or are likely to have the effect of: – the value of consolidated net assets of the Gloucester Group being reduced by at least A$10 million; or – the ongoing consolidated annual net profit after tax of the Gloucester Group being reduced by at least A$3 million
No-talk, no-shop and notification obligations	Gloucester Coal must ensure that during the period from the date of the Agreement to the earlier of the termination of the Agreement and 30 September 2007:



	▪ neither it nor any related persons, directly or indirectly, solicit, invite, facilitate, encourage, or initiate any enquiries, negotiations or discussions or communicate any intention to do any of these things with any view to obtaining any offer, proposal or expression of interest, from any person in relation to any Competing Transaction (**no shop obligations**); ▪ neither it nor any related persons negotiate or enter into, or participate in any negotiations or discussions with any other person regarding, a Competing Transaction (**no talk obligations**); ▪ it promptly informs Helios if it receives an unsolicited approach with respect to a Competing Transaction, or any request for information which it has reasonable grounds to suspect may relate to a Competing Transaction (**Approach**); Subject to the Directors' fiduciary and statutory duties, the Board of Gloucester Coal must not change its recommendation in favour of the Scheme in response to an Approach unless it first uses reasonable endeavours to provide Helios with 5 Business Days within which to match the terms of the Approach.
Limitations to no-talk obligation	No-talk obligations do not apply if Gloucester Coal's Board of Directors has determined that: ▪ the Competing Transaction is from a person of reputable commercial standing and could reasonably be expected to become a superior proposal; and ▪ based on legal advice a failure to respond would involve a breach of fiduciary duties or would otherwise be unlawful.
Break fee	A break fee of $3.91 million (equivalent to 1% of Gloucester Coal's market capitalisation at the offer price) is payable by Gloucester Coal to Helios if: ▪ a person (other than Helios) acquires a Relevant Interest of at least 50% of Gloucester Coal shares as a result of a takeover offer or other merger or similar transaction; or ▪ a person (other than Helios) directly or indirectly acquires all or a substantial part of Gloucester Coal's business (including by way of sale of assets, sale of shares or joint venture); or ▪ a person (other than Helios) acquires control of Gloucester Coal within the meaning of section 50AA of the Corporations Act or otherwise acquires or merges with Gloucester Coal; or ▪ a person (other than Helios) acquires or merges (including by a reverse takeover bid or dual listed company structure) with Gloucester Coal; or ▪ at any time before the Scheme Meeting, the Gloucester Coal Board makes a public statement withdrawing or adversely modifying their support or recommendation of the Scheme, other than in circumstances where: – Gloucester Coal validly terminates, or is entitled to terminate, the Agreement; – where the Scheme has not become effective due to non-fulfilment of conditions with respect to FIRB or competition approvals; or – an Independent Expert concludes in its report in relation to the Scheme (including any updates to such report) that the Scheme is not in the best



xstrata
coal

	interest of the Gloucester Coal shareholders; or ▪ Gloucester Coal is in material breach of the Agreement which is not remedied in accordance with the Agreement; or ▪ all of the following are satisfied – a Gloucester Coal Prescribed Event or a Gloucester Coal Material Adverse Change occurs prior to 8.00am on the Second Court Date. – all of the following apply in relation to the Gloucester Coal Prescribed Event or the Gloucester Coal Material Adverse Change: • the prevention of the Gloucester Coal Prescribed Event or Gloucester Coal Material Adverse Change was within the control of Gloucester Coal; and • had the Gloucester Coal Prescribed Event or Gloucester Coal Material Adverse Change occurred prior to the date of the Agreement, the Gloucester Coal Prescribed Event or Gloucester Coal Material Adverse Change might reasonably be expected to have resulted in Helios not entering into the Agreement; and • Gloucester Coal has failed to rectify the Gloucester Coal Prescribed Event or Gloucester Coal Material Adverse Change within 10 Business Days after receipt of notice from Helios requiring Gloucester Coal to do so.
Termination Rights	The MIA may be terminated at any time by: (a) either party if: ▪ at any time prior the Second Court Date there is an unremedied material breach in respect of the other party; ▪ the Scheme has not become Effective on or before the End Date (other than as a result of a breach by that party of its obligations under the Agreement); ▪ the resolution submitted to the Scheme Meeting is not approved by the relevant majorities; ▪ the independent expert opines that the Scheme is not in the best interest of Gloucester shareholders; ▪ a court or other regulatory authority has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Scheme taking effect; or ▪ the other party or any of their related bodies corporate becomes insolvent, (b) by Helios if at any time prior to 8.00 am on the Second Court Date all the Gloucester directors change their recommendation that Gloucester shareholders vote in favour of the Scheme or otherwise make a public statement indicating that they no longer support the Scheme, and (c) by Gloucester if Helios ceases to be a subsidiary of Xstrata plc

Xstrata Coal Pty Limited ABN 18 082 271 930

PO Box R1543 Royal Exchange Sydney NSW 1225 Australia
Level 38 Gateway 1 Macquarie Place Sydney NSW 2000 Australia

Tel +61 2 9253 6732 Fax +61 2 9241 6898 www.xstrata.com



xstrata

Xstrata announces disposal of aluminium assets for US$1.15 billion

Zug, 11 April 2007

Xstrata plc announces the disposal of Xstrata Aluminum, comprising all of Xstrata's aluminium interests, to Apollo Management LP for a total cash consideration of $1.15 billion.

Xstrata Aluminum was created from the former Falconbridge Group's aluminium assets, known as Noranda Aluminum, following Xstrata's acquisition of Falconbridge Limited in 2006. The disposal follows a comprehensive strategic review by Xstrata, which examined a number of options for these assets, including an assessment of their potential as a platform from which to establish a substantial aluminium business, and of the prospects for a whole or partial sale of the business.

Noranda Aluminum comprises a 100% owned primary smelter in New Madrid, Tennessee and three modern rolling mills in Tennessee, North Carolina and Arkansas, together with a 50% interest in the Gramercy aluminum refinery in Louisiana and St Ann bauxite mine in Jamaica, both of which are owned through a joint venture with Century Aluminum Inc.

Apollo Management is a leading private equity and capital markets investor with investments in a diverse range of sectors in the US and internationally. Apollo invests in industry-leading, franchise assets led by world-class management teams.

Mick Davis, Xstrata Chief Executive, commented: "The sale of Xstrata's aluminium assets represents the successful conclusion of the in-depth review of the business we commenced shortly after Xstrata took control of Falconbridge in August 2006.

"Noranda Aluminum is a highly cash generative and robust business with an excellent suite of assets. However, our review concluded that these assets do not provide Xstrata with the necessary scale or upstream exposure to represent a suitable entry point from which to build a world-class aluminium business. As a result, these assets fit more naturally with alternative owners who are incentivised to optimize the business as a standalone unit, than as part of Xstrata's portfolio.

"Bill Brooks and his team are to be commended for their efforts in building a business which attracted strong interest from potential buyers and for their co-operation in helping to realise this successful outcome to our strategic review process."

Rick Press, partner of Apollo Management, said "Noranda Aluminum represents an outstanding collection of assets, with excellent growth potential. We look forward to working with Noranda's top quality management team and employees to serve the Company's existing and future customers." Josh Harris, founding partner of Apollo and head of its industrials practice, added "We are pleased to be acquiring these assets from Xstrata, a world-class company that Apollo has long admired. Noranda Aluminum will be an excellent addition to Apollo's portfolio of basic materials and value-added processing businesses."

The transaction is subject to regulatory approval under the Hart-Scott-Rodino Act and is expected to complete in the second quarter of 2007.

ends

Contacts
Xstrata

Xstrata File
Number 82-34660



Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Apollo
Steve Anreder
Telephone +1-212-532-3232
Email steven.anreder@anreder.com

Notes to editors

Apollo Management LP
Apollo is a leading private equity and capital markets investor with more than 16 years of experience investing across the capital structure of leveraged companies. The firm employs more than 80 professionals and has offices in New York, Los Angeles, London, Singapore and Paris. Since its inception, Apollo has managed more than $33 billion of capital across a wide variety of industries both domestically and internationally. The firm's most recent private equity fund and its co-investment affiliate has capital commitments of $11.6 billion. Companies owned or controlled by Apollo Management include, among others, Affinion Group, Inc., AMC Entertainment, Inc., Berry Plastics Corporation, Goodman Global Holdings, Inc., Hexion Specialty Chemicals, Inc., Hughes Communications, Inc., Metals USA Holdings Corp., Momentive Performance Materials, Inc., Rexnord Corporation and Verso Paper Company.

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Zürich Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders. Xstrata's operations and projects span 18 countries and employ approximately 43,000 people, including contractors.



Xstrata announces disposal of aluminium assets for US$1.15 billion

Zug, 11 April 2007

Xstrata plc announces the disposal of Xstrata Aluminum, comprising all of Xstrata's aluminium interests, to Apollo Management LP for a total cash consideration of $1.15 billion.

Xstrata Aluminum was created from the former Falconbridge Group's aluminium assets, known as Noranda Aluminum, following Xstrata's acquisition of Falconbridge Limited in 2006. The disposal follows a comprehensive strategic review by Xstrata, which examined a number of options for these assets, including an assessment of their potential as a platform from which to establish a substantial aluminium business, and of the prospects for a whole or partial sale of the business.

Noranda Aluminum comprises a 100% owned primary smelter in New Madrid, Tennessee and three modern rolling mills in Tennessee, North Carolina and Arkansas, together with a 50% interest in the Gramercy aluminum refinery in Louisiana and St Ann bauxite mine in Jamaica, both of which are owned through a joint venture with Century Aluminum Inc.

Apollo Management is a leading private equity and capital markets investor with investments in a diverse range of sectors in the US and internationally. Apollo invests in industry-leading, franchise assets led by world-class management teams.

Mick Davis, Xstrata Chief Executive, commented: "The sale of Xstrata's aluminium assets represents the successful conclusion of the in-depth review of the business we commenced shortly after Xstrata took control of Falconbridge in August 2006.

"Noranda Aluminum is a highly cash generative and robust business with an excellent suite of assets. However, our review concluded that these assets do not provide Xstrata with the necessary scale or upstream exposure to represent a suitable entry point from which to build a world-class aluminium business. As a result, these assets fit more naturally with alternative owners who are incentivised to optimize the business as a standalone unit, than as part of Xstrata's portfolio.

"Bill Brooks and his team are to be commended for their efforts in building a business which attracted strong interest from potential buyers and for their co-operation in helping to realise this successful outcome to our strategic review process."

Rick Press, partner of Apollo Management, said "Noranda Aluminum represents an outstanding collection of assets, with excellent growth potential. We look forward to working with Noranda's top quality management team and employees to serve the Company's existing and future customers." Josh Harris, founding partner of Apollo and head of its industrials practice, added "We are pleased to be acquiring these assets from Xstrata, a world-class company that Apollo has long admired. Noranda Aluminum will be an excellent addition to Apollo's portfolio of basic materials and value-added processing businesses."

The transaction is subject to regulatory approval under the Hart-Scott-Rodino Act and is expected to complete in the second quarter of 2007.

ends

Contacts
Xstrata



Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Apollo
Steve Anreder
Telephone +1-212-532-3232
Email steven.anreder@anreder.com

Notes to editors

Apollo Management LP
Apollo is a leading private equity and capital markets investor with more than 16 years of experience investing across the capital structure of leveraged companies. The firm employs more than 80 professionals and has offices in New York, Los Angeles, London, Singapore and Paris. Since its inception, Apollo has managed more than $33 billion of capital across a wide variety of industries both domestically and internationally. The firm's most recent private equity fund and its co-investment affiliate has capital commitments of $11.6 billion. Companies owned or controlled by Apollo Management include, among others, Affinion Group, Inc., AMC Entertainment, Inc., Berry Plastics Corporation, Goodman Global Holdings, Inc., Hexion Specialty Chemicals, Inc., Hughes Communications, Inc., Metals USA Holdings Corp., Momentive Performance Materials, Inc., Rexnord Corporation and Verso Paper Company.

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Zürich Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders. Xstrata's operations and projects span 18 countries and employ approximately 43,000 people, including contractors.


xstrata

Xstrata receives Australian Competition Clearance for LionOre offer

Toronto and Zug, 19 April 2007

Xstrata plc (LSE:XTA.L) (ZSE:XTA.S) ("Xstrata") announces that it has received clearance from the Australian Competition and Consumer Commission (the "ACCC"), confirming that it has no objection to Xstrata's all-cash offer for LionOre.

Australian Foreign Investment Review Board (FIRB) approval was announced on 29 March 2007. Xstrata's offer for LionOre is now free to proceed with no further regulatory approvals required in Australia.

Xstrata announced its all-cash offer to acquire all of the issued and outstanding shares of LionOre by way of a friendly take-over bid on 26 March 2007. The offer documents were mailed on 5 April 2007.

Ends

Xstrata contacts

Ian Hamilton
Telephone + 1 416 982 7161
Mobile + 1 416 902 0986
Email ihamilton@xstratanickel.ca

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

About Xstrata

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 43,000 people, including contractors.

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Legal Notice

The offer referred to above (the "Offer") is being made by Xstrata Canada Acquisition Corp. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata.


xstrata

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular document delivered to LionOre and filed with Canadian provincial securities regulators and mailed to LionOre shareholders by Xstrata and the Offeror. LionOre shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Forward-Looking Statements

This document contains statements which are, or may be deemed to be, "forward looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate LionOre's operations and programs with those of Xstrata, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of LionOre, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.
Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


xstrata

NEWS RELEASE

**XSTRATA SUBSIDIARY FALCONBRIDGE LIMITED
DECLARES PREFERRED SHARE DIVIDENDS**

Toronto, April 17, 2007

Xstrata plc subsidiary, Falconbridge Limited ("Falconbridge"), has declared the following preferred share dividends:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Preferred Shares, Series 2	FAL.PR.A	Floating rate Floating rate	April 30, 2007 May 31, 2007	May 14, 2007 June 12, 2007
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	May 15, 2007	June 1, 2007
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	June 15, 2007	July 2, 2007

On February 21, 2007, the Parliament of Canada enacted amendments to the *Income Tax Act* (Canada) which are intended to reduce the personal tax rate on "eligible dividends" paid after 2005. Falconbridge hereby notifies its holders of preferred shares that the full amounts of the dividends to be paid on the respective series of preferred shares set out above are designated as eligible dividends for purposes of these amendments and any applicable corresponding provincial provisions.

Xstrata Contact

Stephen K. Young
Telephone +1 416 982 7069
Email syoung@xstratanickel.ca


McArthur
River
Mining

MEDIA RELEASE

MRM'S LONG TERM INVESTMENT IN INFRASTRUCTURE FOR THE REGION

Darwin, 20 April 2007

The Northern Territory's largest zinc mine, McArthur River Mining (MRM), was last night awarded the Northern Territory Minerals Council 2006 Resource Awards of Excellence for Community Relations.

The award recognised that MRM invested over $1 million in community infrastructure in 2006 as part of a program of initiatives to improve health and recreation benefits in the Borroloola region.

MRM General Manager Brian Hearne said the award win demonstrated the benefits of when a mining company's community relations programs are in line with community planning initiatives.

Mr Hearne said providing infrastructure within remote indigenous communities is a key challenge the mining industry can support through financial assistance, resources, materials, labour and project management.

"In partnership with Government and community organisations, MRM has improved, upgraded, restored and provided infrastructure which may not otherwise have been made available," Mr Hearne said.

The projects delivered spanned a broad Gulf region and included establishing a Dialysis Unit adjoining the Borroloola Health Clinic, upgrading the King Ash Bay Road, participating in the development of the Borroloola Swimming Pool as part of the Federal Government's Remote Pools Program, improving hygiene facilities at the Borroloola Rodeo grounds, upgrading the irrigation and amenities for sports fields in Robinson River and Borroloola.

Mr Hearne said this type of community assistance contributes to the establishment of a positive legacy by the mine. Future community investments will be directed through a $32 million Community Benefits Package agreed with the Northern Territory Government for the 25 year mine life. This Package formalises MRM's commitment to community development programs targeting health, education, arts and culture, environment, social issues, enterprise development and job creation.

Ends

For more information
http://www.mcarthurriver.com.au

Xstrata contacts
Australia
Joanne Pafumi, Rowland Communication
Telephone +61 (0)7 3229 4499
Mobile +61 (0)411 759 683
Email Joanne.pafumi@rowland.com.au


xstrata
zinc

McArthur River Mining Pty Ltd
PO Box 36821, Winnellie NT 0821, Australia
Tel +61 88975 8179
Fax +61 88975 8170
www.xstrata.com

ABN 90 008 167 815



Total Voting Rights

Zug, 1 May 2007

In conformity with the Disclosure Rules and Transparency Rules 5.6.1, Xstrata plc ("Xstrata") hereby announces the following:
Xstrata's issued ordinary share capital consists of 971,666,920 shares of US$0.50 each. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Xstrata. Xstrata does not hold any ordinary shares in treasury.

This figure 971,666,920 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Xstrata under the FSA's Disclosure Rules and Transparency Rules.

Xstrata contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com



Xstrata increases offer for LionOre to C$25.00 per share in cash

Toronto and Zug, 15 May 2007

Xstrata plc (LSE:XTA.L) (ZSE:XTA.S) ("Xstrata") and LionOre Mining International Ltd. (TSX:LIM) (ASX:LIM) (LSE:LOR) (BSE:LIONORE) ("LionOre") announced today that they have amended the terms of their previously announced support agreement in accordance with which Xstrata made an all-cash offer to acquire all of the issued and outstanding shares of LionOre (the "Offer") by increasing the consideration payable under the Offer from C$18.50 to C$25.00 in cash per LionOre share. The expiry time for the increased Xstrata Offer is midnight (Vancouver time) Friday 25 May 2007.

Xstrata's increased offer price represents an increase of approximately 35.1% over its original offer price and a premium of 16.3% over the C$21.50 price per share offered by OJSC MMC Norilsk Nickel ("Norilsk") in its unsolicited competing bid for LionOre. The increased Xstrata Offer values the total share capital of LionOre at approximately C$6.2 billion (US$5.6 billion) and provides C$872 million more cash to the LionOre shareholders than the Norilsk offer. Xstrata expects to mail a formal notice of variation to all LionOre shareholders today.

The Board of Directors of LionOre, after consultation with its financial and legal advisors, has unanimously approved entering into the amending agreement and recommends that LionOre shareholders tender to the increased Offer. JPMorgan, acting as financial advisor to the LionOre Board of Directors, has provided an opinion that the increased Offer is fair, from a financial point of view, to LionOre shareholders.

The Board of Directors of LionOre has also determined that the Norilsk offer is no longer a superior proposal for purposes of the support agreement between Xstrata and LionOre and accordingly recommends that LionOre shareholders reject the Norilsk offer.

In connection with the Offer, Xstrata has been notified that all of the LionOre shareholders, including certain directors and officers of LionOre, that entered into lock-up agreements with Xstrata have deposited or instructed to be deposited to the Offer their LionOre shares, representing approximately 19.5% of the outstanding LionOre shares.

Xstrata received notice on 14 May 2007 from the Canadian Minister of Industry that Xstrata's acquisition of LionOre has been approved by the Minister under the Investment Canada Act. Xstrata has also received all necessary approvals from European Union member states for its acquisition of LionOre. Xstrata's Offer is now free to proceed with no further regulatory review in the EU, any EU member state, Australia or Canada.

Under the terms of the amending agreement, LionOre has agreed to pay a termination payment in the amount of C$305 million, payable to Xstrata if a competing offer is recommended by LionOre and in certain other events.

Xstrata believes that all conditions of the Offer will be satisfied on or about 25 May 2007, the expiry date for the Offer, in which case the LionOre shareholders would receive on or about 30 May 2007 a cash payment of C$25.00 per LionOre share, without the uncertainty and delay inherent in any offer by Norilsk.

All of the other terms and conditions of Xstrata's Offer described in its offer and offering circular dated 5 April 2007 remain unchanged. Xstrata will finance its increased Offer through committed credit facilities and cash on hand.



LionOre shareholders wishing to withdraw their shares from the Norilsk offer should immediately contact their broker or other financial intermediary and instruct such intermediary to withdraw their LionOre shares. For assistance in withdrawing shares from the Norilsk offer, or for questions or requests for copies of documents, LionOre shareholders should contact Kingsdale Shareholder Services Inc. at 1 866 545 5580. Banks and brokers should call at +1 416 867 2272.

ends

Xstrata contacts

Ian Hamilton
Telephone + 1 416 982 7161
Mobile + 1 416 902 0986
Email ihamilton@xstratanickel.ca

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 777 566 2348
Email mgonsalves@xstrata.com

LionOre contacts

Alex Buck
Telephone +44 (0) 7932 740 452
Email alex@buckbias.com

Freda Colbourne
Telephone + 1 416 979 1120 x.262
Mobile + 1 416 560 7794
Email Freda.colbourne@edelman.com

About Xstrata
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technology products, many of which are industry leaders. Xstrata Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 43,000 people, including contractors.

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

About LionOre
LionOre is an international nickel and gold producer with mining operations located in Australia, Botswana and South Africa. LionOre's nickel production is supported by significant by-product credits in the form of copper, cobalt, platinum group metals and gold. LionOre also owns the proprietary Activox® technology for the


xstrata

hydrometallurgical treatment of metal concentrates. The LionOre shares are listed on the Toronto, Australian, London and Botswana stock exchanges.

Legal Notice
The Offer is being made by Xstrata Canada Acquisition Corp. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata.

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular dated 5 April 2007 delivered to LionOre and filed with Canadian provincial securities regulators and mailed to LionOre shareholders by Xstrata and the Offeror, as amended by the notice of variation dated 15 May 2007 that Xstrata and the Offeror will file with provincial securities regulators and mail to LionOre shareholders. LionOre shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

For the purposes of and in accordance with the UK Listing Rules of the Financial Services Authority, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed since 26 March 2007 by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 26 March 2007 in connection with the Offer (the "26 March 2007 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 26 March 2007 Announcement if it had arisen at the time of preparation of the 26 March 2007 Announcement.

Forward-Looking Statements
This announcement contains statements which are, or may be deemed to be, "forward looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important



factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate LionOre's operations and programs with those of Xstrata, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of LionOre, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata nor the Offeror, nor any of their associates or respective directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Xstrata File
Number 82-34660

Xstrata extends offer for LionOre

Toronto and Zug, 27 May 2007

Xstrata plc ("Xstrata") announces the extension of the expiry time for its all-cash offer (the "Offer") to acquire all of the issued and outstanding shares of LionOre Mining International Ltd. ("LionOre") for C$25.00 per LionOre share from Friday, 25 May 2007 to midnight (Vancouver time) on Thursday, 7 June 2007. All other terms and conditions of the Offer described in Xstrata's offer and offering circular dated 5 April 2007, as varied, amended and supplemented by Xstrata's notice of variation dated 15 May 2007, remain unchanged.

Xstrata expects to mail a formal notice of extension to all LionOre shareholders on or about 28 May 2007.

LionOre shareholders with questions or requests for copies of documents relating to the Offer should contact Kingsdale Shareholder Services Inc. at 1-866-879-7650. Banks and brokers should call at +1-416-867-2272.

ends

Xstrata contacts

Ian Hamilton
Telephone + 1 416 982 7161
Mobile + 1 416 902 0986
Email ihamilton@xstratanickel.ca

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

About Xstrata

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technology products, many of which are industry leaders. Xstrata Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 43,000 people, including contractors.

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Legal Notice

The Offer is being made by Xstrata Canada Acquisition Corp. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata.


xstrata

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular dated 5 April 2007, as varied, amended and supplemented by the notice of variation dated 15 May 2007, each delivered to LionOre and filed with Canadian provincial securities regulators and mailed to LionOre shareholders by Xstrata and the Offeror, and as further amended by the notice of extension that Xstrata and the Offeror will deliver to LionOre, file with Canadian provincial securities regulators and mail to LionOre shareholders. LionOre shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.
Recent Developments in connection with the Offer

Pursuant to a notice of variation dated 23 May 2007, OJSC MMC Norilsk Nickel ("Norilsk") varied, amended and supplemented its offer (dated 8 May 2007 and referred to in Xstrata's announcement of 15 May 2007) to purchase all of the issued and outstanding common shares of LionOre in order to increase the consideration payable under the Norilsk offer, by C$6.00 to C$27.50 in cash per LionOre common share. On 24 May 2007, LionOre announced that its board of directors had reviewed the increased Norilsk offer in consultation with its financial and legal advisors and in the context of its obligations under its support agreement with Xstrata dated 25 March 2007, as amended (the "Support Agreement"), and that its board had determined that the increased Norilsk offer constitutes a "superior proposal" for purposes of the Support Agreement. Pursuant to the Support Agreement, Xstrata is entitled, on or prior to 1 June 2007, to exercise its matching right and further increase its Offer.

For the purposes of and in accordance with the UK Listing Rules of the Financial Services Authority, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed since 26 March 2007 by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 26 March 2007 in connection with the Offer (the "26 March 2007 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 26 March 2007 Announcement if it had arisen at the time of preparation of the 26 March 2007 Announcement.
Forward-Looking Statements

This announcement contains statements which are, or may be deemed to be, "forward looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does



not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate LionOre's operations and programs with those of Xstrata, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of LionOre, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata nor the Offeror, nor any of their associates or respective directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


xstrata
nickel

NEWS RELEASE

XSTRATA ELECTS NOT TO EXERCISE RIGHT TO MATCH NORILSK'S OFFER FOR LIONORE AND EXTENDS XSTRATA OFFER TO 15 JUNE

Toronto and Zug, 1 June 2007

Xstrata plc (LSE:XTA.L) (ZSE:XTA.S) ("Xstrata") announces that it has today notified the Board of LionOre Mining International Ltd. ("LionOre") that it is not matching the offer made by OJSC MMC Norilsk Nickel ("Norilsk") by increasing the consideration payable under Xstrata's offer (the "Offer") to acquire all of the issued and outstanding LionOre shares.

On 24 May 2007, LionOre's Board declared that Norilsk's offer was a superior proposal under the terms of the support agreement entered into between Xstrata and LionOre on 25 March 2007, as amended. Under this support agreement, Xstrata had the right to match Norilsk's offer on or prior to Friday 1 June 2007. LionOre notified Xstrata on 24 May 2007 that, should Xstrata elect not to exercise its right to match, LionOre will terminate the support agreement pursuant to a provision of the support agreement that requires LionOre to pay to Xstrata a termination payment of C$305 million either prior to or concurrently with the termination.

Xstrata also announces the extension of the expiry time for Xstrata's Offer of C$25.00 per LionOre share from Thursday 7 June 2007 to midnight (Vancouver time) on Friday 15 June 2007. All other terms and conditions of Xstrata's Offer described in Xstrata's offer and offering circular dated 5 April 2007, as varied, amended and supplemented by Xstrata's notice of variation dated 15 May 2007 and notice of extension dated 28 May 2007, remain unchanged.

Xstrata expects to mail a formal notice of extension to all LionOre shareholders on or about 5 June 2007.

LionOre shareholders with questions or requests for copies of documents relating to Xstrata's Offer should contact Kingsdale Shareholder Services Inc. at 1-866-879-7650. Banks and brokers should call at +1-416-867-2272.

Ends

Xstrata contacts

Ian Hamilton		Claire Divver	
Telephone	+ 1 416 982 7161	Telephone	+44 20 7968 2871
Mobile	+ 1 416 902 0986	Mobile	+44 7785 964 340
Email	ihamilton@Xstratanickel.ca	Email	cdivver@Xstrata.com

About Xstrata

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technology products, many of which are industry leaders. Xstrata Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 43,000 people, including contractors.

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Legal Notice

The Offer is being made by Xstrata Canada Acquisition Corp. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata.

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular dated 5 April 2007, as varied, amended and supplemented by the notice of variation dated 15 May 2007 and the notice of extension dated 28 May 2007, each delivered to LionOre and filed with Canadian provincial securities regulators and mailed to LionOre shareholders by Xstrata and the Offeror, and as further amended by the notice of extension that Xstrata and the Offeror will deliver to LionOre, file with Canadian provincial securities regulators and mail to LionOre shareholders. LionOre shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

For the purposes of and in accordance with the UK Listing Rules of the Financial Services Authority, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed since 26 March 2007 by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 26 March 2007

in connection with the Offer (the "26 March 2007 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 26 March 2007 Announcement if it had arisen at the time of preparation of the 26 March 2007 Announcement.

Forward-Looking Statements

This announcement contains statements which are, or may be deemed to be, "forward looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate LionOre' operations and programs with those of Xstrata, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of LionOre, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata nor the Offeror, nor any of their associates or respective directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


xstrata
copper


SMI

SAGITTARIUS MINES, INC.

Xstrata File
Number 82-34660

NEWS RELEASE
Manila, 5 June 2007

CHIEF EXECUTIVE CITES ALIGNMENT OF TAMPAKAN DEVELOPMENT TO XSTRATA COPPER GLOBAL STRATEGY

Taking pride in a topnotch portfolio of greenfield development projects, Charlie Sartain, chief executive of Xstrata Copper, expressed confidence that the copper business unit which he heads up will maintain its remarkable growth momentum in the coming years.

"These growth plans will be conducted with the highest regard for excellence in safety performance, environmental management and community relations," Mr. Sartain said before delegates and guests to the 7th Asia Pacific Mining Conference at the Makati Shangri-la Hotel. "It is within this framework that we are very excited at the possibility of evaluating and developing the Tampakan (copper and gold) project, in genuine partnership with the Philippine government and authorities, local institutions and our neighbouring communities."

Straddling the municipalities of Tampakan, South Cotabato, Kiblawan, Davao del Sur, and Columbio, Sultan Kudarat in southern Mindanao, the Tampakan project is one of the biggest undeveloped copper-gold deposits in Southeast Asia. Pre-feasibility studies confirm a mineral resource of almost 2 billion tonnes, containing 11.6 million tonnes of copper and 14.7 million ounces of gold at a 0.3% copper cut-off grade, with good further exploration potential.

As such, Tampakan represents the largest development project in Xstrata Copper's portfolio. The others are: Frieda River in Papua New Guinea, El Morro in Chile, El Pachón in Argentina and Las Bambas in Peru.

"Each of these projects has the potential to produce between 150,000 and 300,000 tonnes a year of copper, providing the potential to double our production profile, through an additional one million tonnes of annual production," Mr. Sartain disclosed. Since Xstrata Copper has management control over the development of these projects, he added: "This gives us significant influence in matching copper supply with customer demand over the coming decade, and presents us with a healthy range of growth options."

Xstrata Copper exercised its option to acquire 62.5% of the controlling interest in Tampakan on December 21, 2006 and assumed management control on March 30, 2007, through its Philippine affiliate, Sagittarius Mines, Inc. (SMI).

While still in the extended pre-feasibility stage, Tampakan has already earned a reputation as the emerging model of responsible mineral resources development in the Philippines.

Head office: Yakal corner Talisay Street Poblacion Tampakan South Cotabato, Philippines **Tel/Fax:** 63-83-2288011
GSC office: JPM Building Bula Lagao Road Gen. Santos City, Philippines **Tel:** 63-83-5528407 **Fax:** 63-83-5528405
Manila office: 3/F L&F Building # 107 Aguirre Street Legaspi Village, Makati City **Tel:** 63-2-7521440 **Fax:** 63-2-7521446

"SMI has already directed considerable effort in building and maintaining close working relationships with local communities and indigenous groups, and we aim to build on this foundation," Mr. Sartain said. "Investment in community projects have been focused on education, health, community infrastructure and sustainable development projects. As an example, thanks to some of these initiatives, most children in the project area now have access to free education."

In December 2006, SMI was awarded the Presidential Mining Industry Environmental Award, the highest award to be given to a mining company by the Philippine Mine Safety and Environment Association. This award recognises SMI's dedication and innovation in environmental protection projects and community development initiatives, among other factors.

"I want to emphasise at this point that Tampakan will continue to be run through the Philippines-based company SMI," Mr. Sartain explained. "We have had the opportunity in recent months to integrate the good existing practices with the common standards and systems of Xstrata Copper, and we are establishing a strong locally based management team to continue the leadership of the project."

"Our SMI staff are now immersed in extended pre-feasibility and feasibility study work, following Indophil's evaluation work that was completed last September," he added. "Our comprehensive work programme includes exploration drilling near the mine site, studies to determine the optimum processing option, a review of infrastructure requirements and environmental and social baseline monitoring. We aim to complete the feasibility programs by the end of 2008, after which we will have a clearer understanding of Tampakan's economic and technical feasibility."

At the same time, Sartain said Xstrata Copper will continue to focus on its sustainability objectives, striving for safety excellence, recognition as an environmental leader in the mining sector, and building upon its reputation for social responsibility through the development and implementation of sustainable development programmes in the communities where it operates.

This includes a commitment to transparency that is reflected by participatory community monitoring programs at most of its operations and the publication of site and divisional sustainability reports, which provide a detailed breakdown of health, safety, environmental and community performance.

Contact persons:

Roy Antonio
Senior Coordinator for Corporate Affairs
Sagittarius Mines, Inc.
Tel: (63) 2 7521440 to 1443
Mobile: (63) 920 9509231
E-mail: roy.antonio@smi.com.ph

Emily Russell
Corporate Communications Manager
Xstrata Copper
Tel: (56) 2 478 2204
Mobile: (56) 9 528 1650
E-mail: erussell@xstratacopper.cl

Notes to editors:

Xstrata Copper is one of the five commodity business units of the global, diversified mining company Xstrata Plc. Headquartered in Zug, Switzerland, with its shares trading on the London and Swiss stock exchanges, Xstrata is one of the world's major mining companies. The group has a meaningful position in seven commodities: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc and its operations and projects span 18 countries, employing more than 43,000 people around the world. Xstrata Plc has a market capitalisation of over US$55 billion.

Xstrata sets aside at least 1% of its pre-tax profits to support initiatives that contributes to the sustainable development in its host communities. In recognition of its efforts, Xstrata was selected last year as a member of the Dow Jones Sustainability Index.

Mr. Sartain was appointed chief executive of Xstrata Copper in January 2004 following the formation of Xstrata's single global copper business. He is also chairman of the SMI board.

Xstrata Copper has grown substantially over the past year. With the acquisition of Falconbridge, the diversified Canadian mining firm, in August 2006, Xstrata became the 4th largest global copper producer, with annual production exceeding one million tonnes from operations spanning five countries.

The copper business unit accounted for 53% - or 4.5 billion US dollars - of Xstrata's pro forma EBIT of 8.3 billion US dollars in 2006. Xstrata Copper also now comprises over 40% of the group's net assets.

Headquartered in Brisbane, Australia, Xstrata Copper today has operations and projects in seven countries. The business unit's mining and processing operations are managed through five operating divisions that are centred near the operating sites in Australia, Argentina, Peru, Chile and Canada.

Xstrata File
Number 82-34660



xstrata

NEWS RELEASE

XSTRATA RECEIVES APPROVAL OF SOUTH AFRICAN COMPETITION TRIBUNAL FOR LIONORE OFFER

Toronto and Zug, 7 June 2007

Xstrata plc (LSE:XTA.L) (ZSE:XTA.S) ("Xstrata") announces that it has received approval from the South African Competition Tribunal for Xstrata's proposed acquisition of LionOre Mining International Ltd. (TSX: LIM) (LSE: LOR) (BSE: LIONORE) ("LionOre"). No further regulatory approvals are required for Xstrata's offer (the "Offer") for all of the issued and outstanding LionOre shares.

Xstrata's Offer will remain open for acceptance until midnight (Vancouver time) on 15 June 2007. All of the terms and conditions of Xstrata's Offer described in its offer and offering circular dated 5 April 2007, as varied, amended and supplemented by Xstrata's notice of variation dated 15 May 2007, Xstrata's notice of extension dated 28 May 2007 and Xstrata's notice of extension dated 5 June 2007, remain unchanged.

LionOre shareholders with questions or requests for copies of documents relating to Xstrata's Offer should contact Kingsdale Shareholder Services Inc. at 1-866-879-7650. Banks and brokers should call at +1-416-867-2272.

ends

Xstrata contacts

Ian Hamilton		Claire Divver	
Telephone	+ 1 416 982 7161	Telephone	+44 20 7968 2871
Mobile	+ 1 416 902 0986	Mobile	+44 7785 964 340
Email	ihamilton@Xstratanickel.ca	Email	cdivver@Xstrata.com

About Xstrata

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technology products, many of which are industry leaders. Xstrata Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 43,000 people, including contractors.

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia. Xstrata



Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

Legal Notice

The Offer is being made by Xstrata Canada Acquisition Corp. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata.

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular dated 5 April 2007, as varied, amended and supplemented by the notice of variation dated 15 May 2007, the notice of extension dated 28 May 2007 and the notice of extension dated 5 June 2007, each delivered to LionOre and filed with Canadian provincial securities regulators and mailed to LionOre shareholders by Xstrata and the Offeror. LionOre shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Forward-Looking Statements

This announcement contains statements which are, or may be deemed to be, "forward looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of


xstrata

the Offer, the inability to successfully integrate LionOre's operations and programs with those of Xstrata, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of LionOre, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata nor the Offeror, nor any of their associates or respective directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Pricing of Euro denominated notes

Zug, 7 June 2007

This announcement is not for release, publication or distribution in or into the United States, Canada, Australia or Japan or to U.S., Canadian, Australian or Japanese persons.

If you are not concerned by the restriction above, please proceed to the press release.

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email // cdivver@xstrata.com


xstrata


Xstrata File
Number 82-34660

Publication of Final Terms

Zug, 12 June 2007

This announcement is not for release, publication or distribution in or into the United States, Canada, Australia or Japan or to U.S., Canadian, Australian or Japanese persons.

If you are not concerned by the restriction above, please proceed to the press release.

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340

Xstrata File
Number 82-34660



Xstrata extends offer for LionOre

Toronto and Zug, 15 June 2007

Xstrata plc ("Xstrata") announces the extension of the expiry time of its all-cash offer to acquire all of the LionOre Mining International Ltd. ("LionOre") shares to midnight (Vancouver time) on 28 June 2007. Following Xstrata's decision not to match the offer made by OJSC MMC Norilsk Nickel ("Norilsk") to acquire all of the LionOre shares, LionOre terminated the support agreement between Xstrata and LionOre, paid Xstrata a cash termination payment of C$305 million and entered into a support agreement with Norilsk.

Certain other terms and conditions of Xstrata's offer to acquire all of the LionOre shares (the "Offer") have also been amended to bring the conditions contained in the Offer in line with those contained in the offer made by Norilsk and in view of the termination of Xstrata's support agreement with LionOre. These include reducing the minimum tender condition to 50.01% from 66 2/3%. Xstrata expects to mail a formal notice of variation and change to LionOre shareholders on 18 June 2007.

LionOre shareholders with questions or requests for copies of documents relating to the Offer should contact Kingsdale Shareholder Services Inc. at 1-866-879-7650. Banks and brokers should call at +1-416-867-2272.

Ends

Xstrata contacts

Ian Hamilton
Telephone + 1 416-775-1523
Mobile + 1 416 902 0986
Email ihamilton@xstratanickel.ca

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

About Xstrata

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technology products, many of which are industry leaders. Xstrata Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 43,000 people, including contractors.

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Nickel Rim South in Canada, Kabanga in Tanzania, and Koniambo in New Caledonia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.


xstrata

Legal Notice

The Offer is being made by Xstrata Canada Acquisition Corp. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata.

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular dated 5 April 2007, as varied, amended and supplemented by the notice of variation dated 15 May 2007, the notice of extension dated 28 May 2007 and the notice of extension dated 5 June 2007, each delivered to LionOre and filed with Canadian provincial securities regulators and mailed to LionOre shareholders by Xstrata and the Offeror, and as further amended by the notice of variation and change that Xstrata and the Offeror will deliver to LionOre, file with Canadian provincial securities regulators and mail to LionOre shareholders. LionOre shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Neither the content of Xstrata's website or any other website nor the content of any website accessible from hyperlinks on Xstrata's website or any other website is incorporated into, or forms part of, this announcement.

Recent Developments in connection with the Offer

On 6 June 2007, Norilsk announced that it had received notice from the Swiss Competition Commission that Norilsk's proposed acquisition of control of LionOre had been approved under the applicable Swiss merger control laws and would not be subject to any further competition reviews in Switzerland.

On 7 June 2007, Xstrata announced that it had received approval from the South African Competition Tribunal for its proposed acquisition of LionOre and, therefore, no further regulatory approvals would be required in respect of the Offer.

Also on 7 June 2007, LionOre notified Xstrata that it had terminated the Support Agreement effective immediately upon payment to the Offeror of the termination payment of Cdn.$305 million. The Offeror received the termination payment in the afternoon on 7 June 2007. Shortly thereafter, LionOre announced that the Support Agreement had been terminated, that the termination payment had been paid to the Offeror and that the locked-up shareholders who had previously deposited their LionOre shares to the Offer would be free to withdraw such shares from the Offer. LionOre also announced that the LionOre Board of Directors will unanimously recommend that LionOre shareholders accept the offer from Norilsk and deposit their LionOre shares under the offer from Norilsk.

On 8 June 2007, LionOre issued a Notice of Change to Directors' Circular stating that the Board of Directors of LionOre unanimously recommend that LionOre shareholders



accept the offer from Norilsk and deposit their shares to the offer from Norilsk and that LionOre shareholders reject the Offer and not deposit their LionOre shares to the Offer. The Notice of Change to Directors' Circular also states that the proposed support agreement with Norilsk would be on substantially similar terms as the Support Agreement but would contain no "break fee".

Also on 8 June 2007, LionOre announced that its delisting from the Australian Securities Exchange (the "ASX") had taken effect at the close of ASX trading on 5 June 2007.

On 15 June 2007, Norilsk and LionOre announced that they had entered into a support agreement in connection with the offer from Norilsk providing for, among other things, a non-solicitation covenant on the part of LionOre, subject to customary "fiduciary out" provisions and a right in favour of Norilsk to match any superior proposal. Also on 15 June 2007, Norilsk filed a notice of extension extending the expiry time of its offer to 8:00 p.m. (Toronto time) 28 June 2007 and disclosed that (i) the Minister responsible for the Investment Canada Act delivered notice to Norilsk that the Minister was extending the period for review of the Norilsk offer for the prescribed period of up to an additional 30 days and (ii) the period for review of the Norilsk offer by the Norwegian Competition Authority expired without an order from such authority to submit further information and, accordingly, the Norilsk offer was deemed to be approved.

For the purposes of and in accordance with the UK Listing Rules of the Financial Services Authority, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed since 26 March 2007 by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 26 March 2007 in connection with the Offer (the "26 March 2007 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 26 March 2007 Announcement if it had arisen at the time of preparation of the 26 March 2007 Announcement.

Forward-Looking Statements

This announcement contains statements which are, or may be deemed to be, "forward looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Important factors that could cause actual results, performance or achievements of Xstrata to differ materially from the expectations of Xstrata include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages,



changes in political and economic stability, the failure to meet certain conditions of the Offer, the inability to successfully integrate LionOre's operations and programs with those of Xstrata, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of LionOre, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.

Neither Xstrata nor the Offeror, nor any of their associates or respective directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), Xstrata is not under any obligation and Xstrata expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Marc Gonsalves to leave Xstrata

Zug, 15 June 2007

Xstrata plc announces the resignation of Marc Gonsalves, Executive General Manager Corporate Affairs. Mr Gonsalves will step down from the Executive Committee on 1 September, following which a new department, Group Strategy and Corporate Affairs, will be established under Mr Thras Moraitis, who currently heads up Xstrata's Strategy and Corporate Development. Mr Moraitis will be supported by: Claire Divver, General Manager Group Corporate Affairs; and Hanré Rossouw, General Manager Investor Relations. Mr Gonsalves will continue to work with Xstrata in a consultative capacity after 1 September.

Mick Davis, Xstrata Chief Executive, commented:
"Marc has played an important and much appreciated role in developing Xstrata's external relationships in the run up to our listing in 2002 and through the period of significant growth since then.

"I would like to extend to him our best wishes and thank him, personally and on behalf of the Group, for his support and for the decisive and profound contribution he has made to the development of Xstrata."

Mr Gonsalves joined Xstrata in January 2002, and was appointed to the Group's Executive Committee in September 2003.

ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660


xstrata

Xstrata subsidiary Falconbridge Limited declares preferred share dividends

Toronto, June 19, 2007

Xstrata plc subsidiary, Falconbridge Limited ("Falconbridge"), has declared the following preferred share dividends:

Key financial results

Name of Falconbridge Security	Trading Symbol	Dividend Amount per Share	Record Date	Payable Date
Preferred Shares, Series 2	FAL.PR.A	Floating rate Floating rate	June 29, 2007 July 31, 2007 August 31, 2007	July 12, 2007 August 13, 2007 September 12, 2007
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	August 15, 2007	September 4, 2007
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	September 14, 2007	October 1, 2007

On February 21, 2007, the Parliament of Canada enacted amendments to the Income Tax Act (Canada) which are intended to reduce the personal tax rate on "eligible dividends" paid after 2005. Falconbridge hereby notifies its holders of preferred shares that the full amounts of the dividends to be paid on the respective series of preferred shares set out above are designated as eligible dividends for purposes of these amendments and any applicable corresponding provincial provisions

Contact

Stephen K. Young
Telephone +1 416 775 1556
Email syoung@xstratanickel.ca

About Xstrata

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with recycling facilities, additional exposures to gold, cobalt, lead and silver and a suite of global technology products, many of which are industry leaders. Xstrata Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the


xstrata

Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 43,000 people, including contractors.

Number 82-34660


xstrata

Notice of Variation and change Xstrata Canada Acquisition Corp

Zug, Wednesday, 20 June 2007

Xstrata plc announces that two copies of a Notice of Variation and Change dated 18 June 2007 by Xstrata Canada Acquisition Corp. (a wholly-owned indirect subsidiary of Xstrata plc) concerning its offer to purchase all the outstanding common shares of LionOre Mining International Ltd, have been submitted to the Financial Services Authority and are available for inspection at the Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com


xstrata
coal

MEDIA RELEASE

Monday 25 June 2007

XSTRATA COAL COMMENCES WANDOAN PRE-FEASIBILITY STUDIES

Xstrata Coal has commenced investigations into the feasibility of developing an open cut thermal coal mine at Wandoan, located in the Taroom Shire, Queensland.

Initial production of the proposed mine is expected to be in excess of 20 million tonnes per annum (Mtpa) run of mine coal, for an expected life of 30 years.

"Wandoan provides a unique opportunity for Xstrata Coal to begin exploring a large and untapped thermal coal resource with ideal characteristics to be used in Integrated Gasification Combined Cycle (IGCC) and other low emission technologies," said Xstrata Coal Chief Executive, Peter Coates.

"The region provides significant opportunities for Xstrata Coal, the surrounding communities and the Queensland economy, via its potential for new employment, infrastructure and export revenue."

The 'Wandoan Project' is proposed to be developed by Xstrata Coal Queensland on behalf of the Wandoan Joint Venture (WJV), consisting of Xstrata Coal Queensland Pty Ltd (75%), ICRA (Itochu) Pty Ltd (12.5%) and Sumisho Coal Australia Pty Ltd (12.5%).

Xstrata Coal Queensland lodged three mining lease applications in May 2007, covering approximately 32,000 hectares of exploration tenure west of the town of Wandoan.

The first stage of the Wandoan Project will include feasibility studies and the preparation of an Environmental Impact Statement (EIS). These studies will assist Xstrata Coal to identify and assess potential social, economic and environmental impacts and benefits on a local, regional and state basis. The EIS will also identify management strategies to mitigate or minimise any identified impacts,

"The EIS will enable Xstrata Coal to determine whether the Project is feasible and to seek mining approval from the Queensland Government," said Mr Coates.

From 9 July, Xstrata Coal will conduct a series of community information workshops in the towns of Wandoan, Taroom and Miles, to provide further information for local landowners and stakeholders, regarding the Project's timeframe, technical studies, approval process and future consultation activities.

Xstrata Coal Pty Limited ABN 18 082 271 930

PO Box R1543 Royal Exchange Sydney NSW 1225 Australia
Level 38 Gateway 1 Macquarie Place Sydney NSW 2000 Australia

Tel +61 2 9253 6700 Fax +61 2 9241 6898 www.xstrata.com



"Community consultation and engagement is very important to the long term management and development of the proposed Wandoan Project," said Mr Coates.

Queensland's Coordinator-General granted the Wandoan Project 'State Significance' status in March 2007.

"A decision to proceed with the mine development is not expected before late 2009, following the resolution of the environmental and planning assessment process and a decision by the Government," said Mr Coates.

"A final commitment to proceed with the project will depend on port access at the time and the resolution of engineering studies, geological investigation, community and environmental considerations and the marketability of the product."

END

For further media information:

James Rickards
Communications Manager
Xstrata Coal
Phone: 02 9253 6789
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com


xstrata

Xstrata Copper Press Release: Xstrata Copper approves Lomas Bayas Expansion and Lomas II integration

(click here for Spanish version)

Santiago, 27 June 2007

Xstrata Copper announces its Board's approval of an expansion to production and extension to the operating life of the Lomas Bayas open pit copper mine in northern Chile's Antofagasta Region.

The $70 million expansion project will increase copper production capacity by 15%, from 65,000 tonnes a year to 75,000 tonnes a year of copper in cathode, and is planned to be commissioned in the third quarter of 2008. In addition to the construction workforce, the project will create employment opportunities for an additional 90 people once completed.

"This approval signals the successful integration of the development of the nearby Lomas II deposit into the existing processing operations, which will extend the operational life at Lomas Bayas from 2013 to 2020", said Xstrata Copper Chief Executive Charlie Sartain.

The development of the Lomas II pit (formerly known as Fortuna de Cobre), just 3 kilometres from the current pit and processing facilities, is now planned to commence in 2010, with operations commencing in 2011. The project will ensure sustained copper production at Lomas Bayas at the expanded level of 75,000 tonnes per annum.

The environmental studies for both the expansion to 75,000 tonnes a year and the development of Lomas II deposit were approved by Chile's Antofagasta Region environmental authorities Conama in December 2006.

Lomas Bayas forms part of Xstrata Copper's North Chile division, headquartered in Antofagasta.

Ends

Xstrata contacts:
Emily Russell
T: +56 2 478 2204
M: +56 9 8528 1650
Email: erussell@xstratacopper.cl

Claire Divver
T: +44 20 7968 2871
M: +44 7785 964340
Email: cdivver@xstrata.com

www.xstrata.com

Lomas Bayas and Lomas II Reserves and Resources

Ore Reserves				Mineral Resources	
Proved	Probable	Measured	Indicated	Inferred	Total
(Mt)	(Mt)	(Mt)	(Mt)	(Mt)	Mt


xstrata

Lomas Bayas*	87	158	100	248	2
Grade	0.37%	0.29%	0.37%	0.26%	0.30%
Lomas II		**272**	**98.2**	**5.3**	**370.2**
Grade		**0.30%**	**0.19%**	**0.13%**	**0.27%**

*As published in Xstrata Plc's Reserves and Resources Statement on 6 March 2007. Mineral resources are inclusive of reserves.
** The information in this press release which relates to Lomas II Mineral Resources is based on information compiled by Mr Gordon Stothart who is a member of a "Recognised Overseas Professional Organisation" as described by the JORC Code, namely, the Association of Professional Engineers & Geoscientists of New Brunswick (APEGNB). Mr Stothart is a full-time employee Xstrata Copper. Mr Stothart has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr Stothart consents to the inclusion in the press release of the matters based on his information in the form and context in which it appears"

Notes to editors

Lomas Bayas
Located 120 kilometres east of the city of Antofagasta in northern Chile's Region II, Lomas Bayas produced a record 64,300 tonnes of copper cathodes in 2006. The open pit, SX-EW operation currently provides direct employment for around 540 people, plus a similar number of contractors.
Lomas Bayas forms part of Xstrata Copper's North Chile division, headquartered in the city of Antofagasta, which also manages the Altonorte custom smelter in the same region. North Chile also manages Xstrata Copper's 44% participation in the Collahausi copper mine in Region I.

Xstrata plc
Xstrata is a major global diversified mining group, listed on the London and Zurich stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc. It also has recycling facilities and additional exposures to gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Copper
Xstrata Copper is headquartered in Brisbane, Australia, with regional offices in Santiago and Antofagasta, Chile; Lima and Arequipa, Peru; Buenos Aires, Argentina; and Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.
Xstrata Copper's mining operations and projects span seven countries and include mines and mineral processing plants in Australia, Chile, Peru Argentina and Canada. It also has a recycling business (Noranda Recycling) with facilities in Canada, the United States and Asia.
Xstrata Copper is the fourth largest global copper producer, with annual managed production of over one million tonnes.



Xstrata Copper Press Release: Xstrata Copper approves Lomas Bayas Expansion and Lomas II integration

(click here for Spanish version)

Santiago, 27 June 2007

Xstrata Copper announces its Board's approval of an expansion to production and extension to the operating life of the Lomas Bayas open pit copper mine in northern Chile's Antofagasta Region.

The $70 million expansion project will increase copper production capacity by 15%, from 65,000 tonnes a year to 75,000 tonnes a year of copper in cathode, and is planned to be commissioned in the third quarter of 2008. In addition to the construction workforce, the project will create employment opportunities for an additional 90 people once completed.

"This approval signals the successful integration of the development of the nearby Lomas II deposit into the existing processing operations, which will extend the operational life at Lomas Bayas from 2013 to 2020", said Xstrata Copper Chief Executive Charlie Sartain.

The development of the Lomas II pit (formerly known as Fortuna de Cobre), just 3 kilometres from the current pit and processing facilities, is now planned to commence in 2010, with operations commencing in 2011. The project will ensure sustained copper production at Lomas Bayas at the expanded level of 75,000 tonnes per annum.

The environmental studies for both the expansion to 75,000 tonnes a year and the development of Lomas II deposit were approved by Chile's Antofagasta Region environmental authorities Conama in December 2006.

Lomas Bayas forms part of Xstrata Copper's North Chile division, headquartered in Antofagasta.

Ends

Xstrata contacts:
Emily Russell
T: +56 2 478 2204
M: +56 9 8528 1650
Email: erussell@xstratacopper.cl

Claire Divver
T: +44 20 7968 2871
M: +44 7785 964340
Email: cdivver@xstrata.com

www.xstrata.com

Lomas Bayas and Lomas II Reserves and Resources

Ore Reserves				Mineral Resources	
Proved	Probable	Measured	Indicated	Inferred	Total
(Mt)	(Mt)	(Mt)	(Mt)	(Mt)	Mt



Lomas Bayas*	87	158	100	248	2
Grade	0.37%	0.29%	0.37%	0.26%	0.30%
Lomas II		**272**	**98.2**	**5.3**	**370.2**
Grade		**0.30%**	**0.19%**	**0.13%**	**0.27%**

*As published in Xstrata Plc's Reserves and Resources Statement on 6 March 2007. Mineral resources are inclusive of reserves.
** The information in this press release which relates to Lomas II Mineral Resources is based on information compiled by Mr Gordon Stothart who is a member of a "Recognised Overseas Professional Organisation" as described by the JORC Code, namely, the Association of Professional Engineers & Geoscientists of New Brunswick (APEGNB). Mr Stothart is a full-time employee Xstrata Copper. Mr Stothart has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr Stothart consents to the inclusion in the press release of the matters based on his information in the form and context in which it appears"

Notes to editors

Lomas Bayas
Located 120 kilometres east of the city of Antofagasta in northern Chile's Region II, Lomas Bayas produced a record 64,300 tonnes of copper cathodes in 2006. The open pit, SX-EW operation currently provides direct employment for around 540 people, plus a similar number of contractors.
Lomas Bayas forms part of Xstrata Copper's North Chile division, headquartered in the city of Antofagasta, which also manages the Altonorte custom smelter in the same region. North Chile also manages Xstrata Copper's 44% participation in the Collahausi copper mine in Region I.

Xstrata plc
Xstrata is a major global diversified mining group, listed on the London and Zurich stock exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc. It also has recycling facilities and additional exposures to gold, cobalt, lead and silver and a suite of global technologies, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK.

Xstrata Copper
Xstrata Copper is headquartered in Brisbane, Australia, with regional offices in Santiago and Antofagasta, Chile; Lima and Arequipa, Peru; Buenos Aires, Argentina; and Toronto, Canada, and is one of the commodity business units within the major global diversified mining group Xstrata plc.
Xstrata Copper's mining operations and projects span seven countries and include mines and mineral processing plants in Australia, Chile, Peru Argentina and Canada. It also has a recycling business (Noranda Recycling) with facilities in Canada, the United States and Asia.
Xstrata Copper is the fourth largest global copper producer, with annual managed production of over one million tonnes.

END